UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                       American Real Estate Partners, L.P.
                                (Name of Issuer)

             Depositary Units Representing Limited Partner Interests
                         (Title of Class of Securities)

                                    029169109

                                 (CUSIP Number)

                                  April 4, 2007
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ] Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [ ] Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










                               Page 1 of 13 Pages

CUSIP No. 029169109                    13G                Page 2 of 13 Pages


-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Highbridge International LLC
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    $90,000,000 principal amount of Variable Rate Senior
                    Convertible Notes due 2013, convertible into approximately 678,758 Units

                    Option to purchase up to $50,000,000 principal Variable Rate Senior Convertible Notes due 2013, convertible into approximately 377,088 Units
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    $90,000,000 principal amount of Variable Rate Senior
                    Convertible Notes due 2013, convertible into approximately 678,758 Units

                    Option to purchase up to $50,000,000 principal amount of Variable Rate Senior Convertible Notes due 2013, convertible into approximately 377,088 Units
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                    $90,000,000 principal amount of Variable Rate
                    Senior Convertible Notes due 2013, convertible into approximately 678,758 Units

                    Option to purchase up to $50,000,000 principal amount of Variable Rate Senior Convertible Notes due 2013, convertible into approximately 377,088 Units
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                   [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            1.68%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            OO
-----------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 029169109                    13G                Page 3 of 13 Pages


-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Highbridge Convertible Arbitrage Master Fund, L.P.
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    $10,000,000 principal amount of Variable Rate
                    Senior Convertible Notes due 2013, convertible
                    into approximately 75,418 Units
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    $10,000,000 principal amount of Variable Rate
                    Senior Convertible Notes due 2013, convertible
                    into approximately 75,418 Units
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                    $10,000,000 principal amount of Variable Rate
                    Senior Convertible Notes due 2013, convertible
                    into approximately 75,418 Units
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                   [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            0.12%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            PN
-----------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 029169109                    13G                Page 4 of 13 Pages


-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Highbridge Capital Management, LLC              20-1901985
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            State of Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    $100,000,000 principal amount of Variable Rate
                    Senior Convertible Notes due 2013, convertible into approximately 754,176 Units

                    Option to purchase up to $50,000,000 principal amount of Variable Rate Senior Convertible Notes due 2013, convertible into approximately 377,088 Units
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    $100,000,000 principal amount of Variable Rate
                    Senior Convertible Notes due 2013, convertible into approximately 754,176 Units

                    Option to purchase up to $50,000,000 principal amount of Variable Rate Senior Convertible Notes due 2013, convertible into approximately 377,088 Units
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                    $100,000,000 principal amount of Variable Rate Senior Convertible Notes due 2013, convertible into approximately 754,176 Units

                    Option to purchase up to $50,000,000 principal amount of Variable Rate Senior Convertible Notes due 2013, convertible into approximately 377,088 Units
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                   [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            1.80%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            OO
-----------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 029169109                    13G                Page 5 of 13 Pages


-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Glenn Dubin
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    $100,000,000 principal amount of Variable Rate
                    Senior Convertible Notes due 2013, convertible into approximately 754,176 Units

                    Option to purchase up to $50,000,000 principal amount of Variable Rate Senior Convertible Notes due 2013, convertible into approximately 377,088 Units
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    $100,000,000 principal amount of Variable Rate
                    Senior Convertible Notes due 2013, convertible into approximately 754,176 Units

                    Option to purchase up to $50,000,000 principal amount of Variable Rate Senior Convertible Notes due 2013, convertible into approximately 377,088 Units
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                    $100,000,000 principal amount of Variable Rate Senior Convertible Notes due 2013, convertible into approximately 754,176 Units

                    Option to purchase up to $50,000,000 principal
                    amount of Variable Rate Senior Convertible Notes
                    due 2013, convertible into approximately 377,088
                    Units
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                   [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            1.80%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            IN
    -----------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 029169109                    13G                Page 6 of 13 Pages


-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Henry Swieca
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    $100,000,000 principal amount of Variable Rate
                    Senior Convertible Notes due 2013, convertible into approximately 754,176 Units

                    Option to purchase up to $50,000,000 principal amount of Variable Rate Senior Convertible Notes due 2013, convertible into approximately 377,088 Units
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    $100,000,000 principal amount of Variable Rate
                    Senior Convertible Notes due 2013, convertible into approximately 754,176 Units

                    Option to purchase up to $50,000,000 principal amount of Variable Rate Senior Convertible Notes due 2013, convertible into approximately 377,088 Units
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                    $100,000,000 principal amount of Variable Rate Senior Convertible Notes due 2013, convertible into approximately 754,176 Units

                    Option to purchase up to $50,000,000 principal amount of Variable Rate Senior Convertible Notes due 2013, convertible into approximately 377,088 Units
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                   [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            1.80%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            IN
-----------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 029169109                    13G                Page 7 of 13 Pages


Item 1.

(a)  Name of Issuer

            American Real Estate Partners, L.P. (the "Company").

(b)  Address of Issuer's Principal Executive Offices

            767 Fifth Avenue, Suite 4700
            New York, New York 10153

Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship


            HIGHBRIDGE INTERNATIONAL LLC
            c/o Harmonic Fund Services
            The Cayman Corporate Centre, 4th Floor
            27 Hospital Road
            Grand Cayman, Cayman Islands, British West Indies
            Citizenship:  Cayman Islands, British West Indies

            HIGHBRIDGE CONVERTIBLE ARBITRAGE MASTER FUND, L.P.
            c/o Harmonic Fund Services
            The Cayman Corporate Centre, 4th Floor
            27 Hospital Road
            Grand Cayman, Cayman Islands, British West Indies
            Citizenship:  Cayman Islands, British West Indies

            HIGHBRIDGE CAPITAL MANAGEMENT, LLC   IRS #: 20-1901985
            9 West 57th Street, 27th Floor
            New York, New York  10019
            Citizenship:  State of Delaware

            GLENN DUBIN
            c/o Highbridge Capital Management, LLC
            9 West 57th Street, 27th Floor
            New York, New York 10019
            Citizenship:  United States

            HENRY SWIECA
            c/o Highbridge Capital Management, LLC
            9 West 57th Street, 27th Floor
            New York, New York 10019
            Citizenship:  United States

Item 2(d)   Title of Class of Securities

            Depositary Units Representing Limited Partner Interests ("Units")

Item 2(e)   CUSIP Number

          029169109

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
 (c), check whether the person filing is a:

CUSIP No. 029169109                    13G                Page 8 of 13 Pages


(a)  [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C.
         78o).

(b)  [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)  [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4.     Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a) Amount beneficially owned:

         From April 4, 2007 to April 13, 2007, Highbridge International LLC had an option to purchase up to $200,000,000 aggregate principal amount of Variable Rate Senior Convertible Notes due 2013 ("Notes"), which would have been convertible into approximately 1,508,352 Units. On April 12, 2007, Highbridge International LLC exercised a portion of this option to purchase $150,000,000 aggregate principal amount of Notes, convertible into approximately 1,131,264 Units, leaving Highbridge International LLC with an option to purchase $50,000,000 aggregate principal amount of Notes expiring on April 25, 2007.

         Therefore, as of the date of this filing, (i) each of Highbridge International LLC, Highbridge Capital Management LLC, Glen Dubin and Henry Swieca may be deemed the beneficial owner of $90,000,000 principal amount of Notes, convertible into approximately 678,758 Units and an option to purchase up to $50,000,000 aggregate principal amount of Notes, convertible into approximately 377,088 Units owned by Highbridge International LLC and (ii) each of Highbridge Convertible Arbitrage Master Fund, L.P., Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca may be deemed the beneficial owner of $10,000,000 principal amount of Notes, convertible into approximately 75,418 Units owned by Highbridge Convertible Arbitrage Master Fund, L.P.

CUSIP No. 029169109                    13G                Page 9 of 13 Pages


         On April 4, 2007, Portside Growth and Opportunity Fund purchased the same principal amount of Notes and received the same options to purchase Notes as are collectively held by Highbridge International LLC and Highbridge Convertible Arbitrage Master Fund, L.P. The Reporting Persons do not affirm that a group has been formed, but this disclosure is being made to ensure compliance with the Securities Exchange Act of 1934, as amended (the "Act"). Based on information and belief, the Portside Growth and Opportunity Fund and certain of its affiliates (the "Ramius Entities") are filing a Schedule 13G with reporting ownership of $100,000,000 principal amount of Notes, convertible into approximately 754,176 Units and the option to purchase up to $50,000,000 principal amount of Notes, convertible into 377,088 Units. The Reporting Persons expressly disclaim beneficial ownership of securities held by any person or entity other than the various entities and accounts under the Reporting Persons' management and control. The securities reported herein as being beneficially owned by the Reporting Persons do not include any securities held by the Ramius Entities (including but not limited to accounts or entities under its control) or any other person or entity other than the various entities and accounts under the Reporting Persons' management and control.

         Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC and Highbridge Convertible Arbitrage Master Fund, L.P. Glenn Dubin is a Co-Chief Executive Officer of Highbridge Capital Management, LLC. Henry Swieca is a Co-Chief Executive Officer of Highbridge Capital Management, LLC.

         The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of Units owned by another Reporting Person. In addition, each Reporting Person disclaims beneficial ownership of Units not owned by such Reporting Person.


     (b) Percent of class:

         The Company's Annual Report on Form 10-K that was filed on March 6, 2007 and amended on March 16, 2007, indicates that there were 61,856,830 Units outstanding as of March 1, 2007. Therefore, based on the Company's outstanding Units and the Units issuable upon the conversion of the Notes issued by the Company, as of the date of this filing, (i) Highbridge Convertible Arbitrage Master Fund, L.P. may be deemed to beneficially own 0.12% of the outstanding Units of the Company, (ii) Highbridge International LLC may be deemed to beneficially own 1.68% of the outstanding Units of the Company and (iii) each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca may be deemed to beneficially own 1.80% of the outstanding Units of the Company. During the period from April 4, 2007 through April 12, 2007, (i) Highbridge Convertible Arbitrage Master Fund, L.P. may have been deemed to beneficially own 0.12% of the outstanding Units of the Company, (ii) Highbridge International LLC may have been deemed to beneficially own 3.41% of the outstanding Units of the Company and (iii) each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca may have been deemed to beneficially own 3.53% of the outstanding Units of the Company. The foregoing does not include the similar percentage of Units that the Ramius Entities may be deemed to beneficially own. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Units owned by another Reporting Person or by any of the Ramius Entities.

CUSIP No. 029169109                    13G                Page 10 of 13 Pages


         (c) Number of shares as to which such person has:

             (i)   Sole power to vote or to direct the vote

                   0

             (ii)  Shared power to vote or to direct the vote

                   See Item 4(a)

             (iii) Sole power to dispose or to direct the disposition of

                   0

            (iv)   Shared power to dispose or to direct the disposition of

                   See Item 4(a)


Item 5.       Ownership of Five Percent or Less of a Class

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

         Not applicable.

Item 8.     Identification and Classification of Members of the Group

         See Item 4 and Exhibit I.


Item 9.     Notice of Dissolution of Group

         Not applicable.

Item 10. Certification

         By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 029169109                    13G                Page 11 of 13 Pages


Exhibits:


Exhibit I: Joint Filing Agreement, dated as of April 16, 2007, by and among Highbridge International LLC, Highbridge Convertible Arbitrage Master Fund, L.P., Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca.

CUSIP No. 029169109                    13G                Page 12 of 13 Pages


SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: April 16, 2007

HIGHBRIDGE INTERNATIONAL LLC                 HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By: Highbridge Capital Management, LLC
    its Trading Manager

                                             By:
By:                                              -----------------------------
    --------------------------------         Name: Carolyn Rubin
Name: Carolyn Rubin                          Title: Managing Director
Title: Managing Director

HIGHBRIDGE CONVERTIBLE ARBITRAGE
MASTER FUND, L.P.

By: Highbridge Capital Management, LLC
    its Trading Manager                      ---------------------------------
                                             GLENN DUBIN

By:
    --------------------------------
Name: Carolyn Rubin
Title: Managing Director


------------------------------------
HENRY SWIECA

CUSIP No. 029169109                    13G                Page 13 of 13 Pages


EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Depositary Units Representing Limited Partner Interests of American Real Estate Partners, L.P., is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of April 16, 2007


HIGHBRIDGE INTERNATIONAL LLC                 HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By: Highbridge Capital Management, LLC
    its Trading Manager

                                             By:
By:                                              -----------------------------
    --------------------------------         Name: Carolyn Rubin
Name: Carolyn Rubin                          Title: Managing Director
Title: Managing Director

HIGHBRIDGE CONVERTIBLE ARBITRAGE
MASTER FUND, L.P.

By: Highbridge Capital Management, LLC
    its Trading Manager                      ---------------------------------
                                             GLENN DUBIN


By:
    --------------------------------
Name: Carolyn Rubin
Title: Managing Director


------------------------------------
HENRY SWIECA